Exhibit 16

Letter from Stark Winter Schenkein & Co., LLP

                        Stark Winter Schenkein & Co., LLP
                         7535 E. Hampden Ave. Suite 109
                                Denver, CO 80231
November 25, 2003

Securities & Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Re : Indiginet, Inc.

Gentlemen:

Pursuant to the request of the above referenced Company, we affirm that:

     (1) We have read the Company's response to Item 4 of Form 8-K dated November 18, 2003; and

     (2)     We disagree with the response as follows:

During the course of performing a review on the financial statements for the nine months ended September 30, 2003 Stark Winter Schenkein & Co., LLP was unable to determine if all issuances of common stock by the Registrant pursuant to several Form S-8 registrations complied with all provisions and rules related to the use of Form S-8. In addition, it came to the attention of Stark Winter Schenkein & Co., LLP during the course of performing the above review that it appeared that approximately $253,000 of the proceeds received from the exercise of options to purchase shares of common stock registered using the above Form S-8 registration statements were loaned to an officer of the Company which would not be permitted pursuant to 402(a) of the Sarbanes-Oxley Act. The subject matter of the above was discussed between Stark Winter Schenkein & Co., LLP and the chief executive officer of the registrant and could not be resolved to the satisfaction of Stark Winter Schenkein & Co., LLP.

Very Truly Yours,

/s/ Stark Winter Schenkein & Co., LLP


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